SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at September 1, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 1, 2006

* Print the name and title of the signing officer under his signature

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CONTINENTAL
MINERALS
CORPORATION

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com

  CONTINENTAL CLOSES CONVERTIBLE NOTE FINANCING

September 1, 2006, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Company") (TSX.V-KMK; OTC.BB-KMKCF) announces that it has now received the gross proceeds of the $11.5 million Convertible Secured Note (the "Note") financing with Taseko Mines Limited ("Taseko").

Pursuant to the Note, Taseko has the right to convert the principal then outstanding, plus a 5% premium, into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Interest, at the rate of 16% per annum, is payable in cash, or at Taseko's election, in Continental common shares based upon the higher of $1.58 and the five day volume weighted average of the closing price of Continental's shares at the time the interest payment is due. The Note further provides certain rights to participate in future financings and is secured, the details of which are set out in Continental's news release of August 25, 2006. Any Continental shares issued pursuant to conversion of the Note or for payment of interest will be subject to a four month hold period to January 1, 2007.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information: Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.
Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Continental's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.